ADDENDUM TO AGREEMENT FOR WHOLESALE FINANCING

      This Addendum is made to that certain Agreement for Wholesale Financing entered into by and between ePlus Technology of NC, inc. ("Dealer") and Deutsche Financial Services Corporation ("DFS") on February 12, 2001, as amended ("Agreement").

      FOR VALUE RECEIVED, DFS and Dealer agree as follows:

      1. DFS and Dealer agree to amend the Agreement to provide as follows (capitalized terms shall have the same meaning as defined in the Agreement unless otherwise indicated):

               "Collections. Unless otherwise directed by DFS, to expedite collection of accounts for the benefit of DFS, Dealer shall notify all of its obligors to make payment of the accounts to one or more lock-boxes. The lock-box(es), and all accounts into which the proceeds of any such lock-box(es) are deposited, shall be established at banks selected by Dealer and satisfactory to DFS in its sole discretion. Dealer shall issue to any such banks an irrevocable letter of instruction, in form and substance acceptable to DFS, directing such banks to deposit all payments or other remittances received in the lock-box to such account or accounts as DFS shall direct. Following notice to such banks from DFS, all funds deposited in the lock-box or any such account immediately shall become the property of DFS, and any disbursements of the proceeds in the lock-box or any such account will only be made to DFS. Dealer shall obtain the agreement of such banks to waive any offset rights against the funds so deposited. DFS assumes no responsibility for such lock-box arrangement, including, without limitation, any claim of accord and satisfaction or release with respect to deposits which any banks accept thereunder. All remittances which Dealer receives in payment of any accounts, and the proceeds of any of the other Collateral, shall be immediately deposited in such accounts designated by DFS. All proceeds received or collected by DFS with respect to accounts, and reserves and other property of Dealer in possession of DFS at any time or times hereafter, may be held by DFS without interest to Dealer until all Obligations are paid in full or applied by DFS on account of the Obligations. DFS may release to Dealer such portions of such reserves and proceeds as DFS may determine. Upon the occurrence and during the continuance of a Default, DFS may notify the obligors that the accounts have been assigned to DFS, collect the accounts directly in its own name and charge the collection costs and expenses, including attorneys' fees, to Dealer. DFS has no duty to protect, insure, collect or realize upon the accounts to preserve rights in them."

      Dealer waives notice of DFS' acceptance of this addendum.

      All other terms and provisions of the Agreement, to the extent not inconsistent with the foregoing, are ratified and remain unchanged and in full force and effect.

      IN WITNESS WHEREOF, Dealer and DFS have executed this Addendum on this ____ day of February, 2001.

                                       EPlus Technology of NC, inc.

ATTEST:
                                       By:______________________________
_______________________________        Title: Steven J. Mencarini, CFO
Kleyton L. Parkhurst, Secretary

                                       DEUTSCHE FINANCIAL SERVICES CORPORATION

                                       By:______________________________
                                       Title:___________________________


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